PVpallet, Inc.



ANNUAL REPORT

2495 280th

Montrose, IA 52639

(877) 787-2553

https://www.pvpallet.com

This Annual Report is dated June 16, 2023.

BUSINESS

PVpallet, Inc. is a Delaware corporation that has created one of the solar industry's first reusable, recyclable and collapsable shipping containers that is purpose-built for solar PV panels. PVpallet will replace the current antiquated solar shipping method of using wood pallets, which are typically used one time and then disposed of in wood chippers and landfills.

PVpallet provides value across the entire solar supply chain, including:

-A reusable container that can be used an estimated 20+ times, and be ground up and recycled into a new PVpallet at the end of its usable life

-Side walls and cross braces provide additional protection for fragile solar panels, which are currently damges an estimated 2-5% during the shipping and handling process

-The collapsible side walls nest in the base, allowing for a 5:1 return ratio. In other words, for every 5 trucks shipped out full of sola panels, only one truck needs to return

-Eliminates the environmental impact and costs of pallet disposal

-The side walls allows PVpallets to be stacked 4 units high in warehouses compared to the allowable 2-high stacks of wood pallets, cutting the required warehouse storage space by 50%

-Removable side walls allow easy access to solar panels during the installation process.

-Shipping partial loads on wood pallets is a significant headache for distributors and installers--imagine trying to stacking a deck of cards on its side, but the cards are made from fragile glass and silicon wafers. PVpallet's sliding/locking track bars allow for efficient, safe loading and transport of partial loads.

For the first 1-3 years of operations, PVpallets will be manufactured through a third party. PVpallet may opt to acquire or lease manufacturing equipment and strategically shift select manufacturing processes in-house. Shipping of PVpallets will be handled be third party logistics firms.

PVpallet will initially be sold as assets to solar panel manufacturers, disitributors, installers, and solar recyclers. Over the next 1-2 years, we will also be reinvesting profits to build an internal inventory of PVpallets. This inventory will allow us to provide a "pallets as a service" lease model, where we own and manage the pallets and logistics. This lease model will make the value proposition less burdonsome for customers, provide a system for a circular economy, and generate a recurring revenue model to help PVpallet, Inc. grow and capitalize on the 400%+ projected growth in the solar industry over the next decade.

Wood pallet waste is not isolated to the solar industry. We will continue to invest in research and development to leverage PVpallet's IP (two provisional US patent filings, one non-provisional utiltiy US patent filing, and one PTC filing for international IP protection) in other markets centered around large, fragile products, such as televisions, doors and windows.

Previous Offerings

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $1,000,000.00

Number of Securities Sold: 142,857

Use of proceeds: Injection molds design, fabrication and procurement; patents; employee salaries

Date: May 19, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $150,000.00

Number of Securities Sold: 300,000

Use of proceeds: Company inception

Date: November 19, 2020

Offering exemption relied upon: to be confirmed

Name: Common Stock

Type of security sold: Equity

Final amount sold: $13.00

Number of Securities Sold: 130,000

Use of proceeds: Company Inception (sweat equity)

Date: November 19, 2020

Offering exemption relied upon: to be confirmed

Name: Common Stock

Type of security sold: Equity

Final amount sold: $11.00

Number of Securities Sold: 110,000

Use of proceeds: Company inception (sweat equity)

Date: November 19, 2020

Offering exemption relied upon: to be confirmed

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without revenue:

Our current cash balance as of December 31, 2021 is $388,553. As of the end of 2021, the company projection was to be able to operate through approximately August 2022 with no revenue. We are producing our first run of 1,000 PVpallets for sale in April 2022, and successful sales of that production run will allow the company to operate through the end of 2022. Additional production runs are planned for Q3 and Q4 2022, sales of which will continue to improve our operating timeline. Our current monthly operating cash burn rate is approximately $60k.

Foreseeable major expenses based on projections:

Near-term major expenses are expected to be buildout of our warehouse facility to include offices and conference room estimated at $50k, modification for continuous improvement to our base design expected to cost approximately $40k, and the COGS for our Q3 production run expected to be approximately $700k and payable in Q4. We also expect to continue to make strategic hires over the next two quarters, which will increase our monthly operating expense by approximately 15k.

Future operational challenges:

Our biggest operational challenge will be getting our product to market. We plan to use the majority of our first production run on customer demos, samples, and product testing. If demos and sampling are well received, our next hurdle will be funding production orders. We also do not have a full time management team on board until adequate funding is received. We are moving as fast as we can with 2 FTE's and other shareholders and advisors contributing time and effort on top of their other full time positions. Some other operational challenges we are dealing with are cost fluctuations on pallet components and manufacturing lead times. We see a lot of potential and profit opportunity in our proposed leasing model, but this model is very capital intensive as our target customers are large manufacturers who would likely lease a significant number of pallets.

Future challenges related to capital resources:

Our biggest challenges will be cash flow management, primarily caused by the significant and unpredictable costs of funding inventory purchase orders. We also see obtaining debt financing to be a near term challenge, given we are a pre-revenue startup with limited collateral assets in the Company.

Future milestones and events:

Our major upcoming milestone is the first production run of 1,000 PVpallets, which will require significant material and assembly costs. We will attempt to collect downpayments or full payment upon order placement to help with this finanical burden, but we may need another significant round of equity or debt financing to enable us to fund these orders if prepayment from customers is not well-received. Our target gross profit margin on pallet sales in 2022 is ~26% and we are targeting unit sales of ~8k pallets in 2022. Another significant financial milestone will be taking our subscription model to market in late 2022 or early 2023. We expect the subscription model to be our most profitable and highest volume revenue stream, but also most capital intensive.

Liquidity and Capital Resources

At December 31, 2021 the Company had cash of $388,553.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Sun Power LLC

Amount Owed: $490,000.00

Interest Rate: 4.0%

Maturity Date: March 01, 2022

The note matures in March 2022, but has an option to negotiate a payment plan at maturity. The Company also has an unsecured non-interest bearing amount due to its majority shareholder for various expenses paid on behalf of the Company.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Philip Schwarz

Philip Schwarz's current primary role is with Patrick Engineering, Inc.. Philip Schwarz currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Cofounder & CEO

Dates of Service: November 19, 2020 - Present

Responsibilities: Business Development, Operations, Management

Other business experience in the past three years:

Employer: Patrick Engineering, Inc.

Title: Renewable Energy Practice Lead

Dates of Service: February 08, 2021 - Present

Responsibilities: Division Leader

Other business experience in the past three years:

Employer: Roeslein and Associates, Inc.

Title: Business Development Manager

Dates of Service: April 15, 2019 - January 31, 2021

Responsibilities: Business Development, Project Management

Other business experience in the past three years:

Employer: PRYSM Sustainable Solutions, Inc.

Title: Managing Partner

Dates of Service: December 01, 2015 - May 15, 2019

Responsibilities: Business Development, Operations, Finance, Project Management

Name: Luke Phelps

Luke Phelps's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Cofounder, Business Development Director

Dates of Service: November 19, 2020 - Present

Responsibilities: Company Management and Operations

Other business experience in the past three years:

Employer: Sun Power, LLC (dba Red Barn Solar)

Title: Owner

Dates of Service: September 05, 2107 - January 31, 2021

Responsibilities: Owner, General Manager

Name: Ethan Wollbrink

Ethan Wollbrink's current primary role is with Van Meter, Inc.. Ethan Wollbrink currently services

20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Cofounder, Business Advisor

Dates of Service: November 19, 2020 - Present

Responsibilities: Strategy, Sales and Business Development

Other business experience in the past three years:

Employer: Van Meter, Inc.

Title: National Solar Sales Manager

Dates of Service: October 20, 2012 - Present

Responsibilities: Responsible for managing all solar sales staff, supply chain management, vendor relations and procurement, business development, and business growth strategies.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021 by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Sun Power, LLC (Luke Phelps)

Amount and nature of Beneficial ownership: 300,000

Percent of class: 43.9331

Title of class: Series Seed-1 Preferred Stock

Stockholder Name: ISA Ventures Fund, LLLP

Amount and nature of Beneficial ownership: 142,857

Percent of class: 20.9205

RELATED PARTY TRANSACTIONS

Name of Entity: Sun Power, LLC

Names of 20% owners: Luke Phelps

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Sun Power, LLC was the original owner of PVpallet, LLC. PVpallet, LLC was an entity created to own the PVpallet intellectual property. It was never an operational company, and was spun off from Sun Power, LLC to create an independent operational entity, PVpallet, Inc., in November 2020. The application and subsequent award a $500,000 U.S. Department of Energy SETO grant was filed under Sun Power, LLC prior to the existence of PVpallet, Inc., and was ultimately not able to be transferred to PVpallet, Inc. due to application and grant rules and timing. PVpallet, Inc. is currently in the process of novating this grant award from Sun Power, LLC to PVpallet, Inc., with expected completion by the end of May 2022.

Material Terms: Sun Power, LLC is a entity that is wholly owned by Luke Phelps (cofounder), and the entity that holds his 300,000 shares. Once the DOE grant is novated to PVpallet, Inc. Sun Power, LLC will no longer have involvement in the day to day operations of PVpallet, Inc.

OUR SECURITIES

The company has authorized Common Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, and Series Seed-3 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 42,800 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 540,000 outstanding.

Voting Rights

Holders of Common Stock are entitled to 1 vote per share. Please see Voting Rights of Securities Sold in this Offering below for additional detail.

Material Rights

Stock Options

The total amount outstanding does not include 10,000 shares of stock options reserved for issuance.

The total amount outstanding does not include 14,500 shares of restricted stock reserved for issuance.

The total amount outstanding does not include 65,000 shares reserved for issuance under the Company's Equity Incentive Plan.

The total amount outstanding does not include 10,000 shares of issued and unexercised stock options.

Voting Rights of Securities Sold in this Offering

Voting Proxy.Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series Seed-1 Preferred Stock

The amount of security authorized is 142,857 with a total of 142,857 outstanding.

Voting Rights

The Series Seed Preferred shall vote together with the Common Stock on an as-converted basis, and not as a separate class, except (i) so long as 25% of the shares of Series Seed Preferred issued in the transaction are outstanding, the Series Seed Preferred as a separate class shall be entitled to elect two (2) members of the Board of Directors (each, a "Preferred Director"), one of whom shall be appointed by ISAV and the other by the other Investor (in each case, so long as the relevant party holds at least 25% of the shares of Series Seed Preferred issued to it in the transaction), (ii) as required by law, and (iii) as provided in "Protective Provisions" below. The Company's Charter will provide that the number of authorized shares of Common Stock may be increased or decreased with the approval of a majority of the Preferred and Common Stock, voting together as a single class, and without a separate class vote by the Common Stock.

Material Rights

Dividends:

The Series Seed Preferred will carry an annual 4% cumulative dividend payable as and if declared by the Board of Directors, which shall begin to accrue on the first anniversary of the Initial Closing.

Liquidation Preference:

In the event of any liquidation, dissolution or winding up of the Company, the proceeds shall be paid as outlined in Exhibit F

Protective Provisions:

So long as 25% shares of Series Seed Preferred issued in the transaction are outstanding, in addition to any other vote or approval required under the Company's Charter or Bylaws, the Company will not, without the written consent of the Requisite Holders, either directly or by amendment, merger, consolidation, recapitalization, reclassification, or otherwise take certain action as outlined in Exhibit F.

Optional Conversion:

The Series Seed Preferred initially converts 1:1 to Common Stock at any time at option of holder, subject to adjustments for stock dividends, splits, combinations and similar events and as described in Exhibit F.

Anti-dilution Provisions:

In the event that the Company issues additional securities at a purchase price less than the current Series Seed Preferred conversion price, such conversion price shall be adjusted in accordance with provisions in Exhibit F.

Mandatory Conversion:

Each share of Series Seed Preferred will automatically be converted into Common Stock at the then applicable conversion rate (i) in the event of the closing of a firm commitment underwritten public offering with a price of 5 times the Original Purchase Price (subject to adjustments for stock dividends, splits, combinations and similar events) and gross proceeds to the Company of not less than $50,000,000 (a "QPO"), or (ii) upon the written consent of the Requisite Holders.

Right of First Refusal/Right of Co-Sale (Take-Me-Along):

Company first and then, second, Founders and, third, Major Investors will have a right of first refusal with respect to any shares of capital stock of the Company proposed to be transferred by current and future employees holding 1% or more of Company Common Stock (assuming conversion of Preferred Stock and whether then held or subject to the exercise of options), with a right of oversubscription for Major Investors and Founders of shares unsubscribed by the other Major Investors and Founders, subject to customary exceptions for estate planning. Before any such person may sell Common Stock, he will give the Major Investors and Founders an opportunity to participate in such sale on a basis proportionate to the amount of securities held by the seller and those held by the participating Major Investors and Founders, subject to customary exceptions for estate planning and other de minimis transfers.

VOTING AGREEMENT

Drag Along:

Holders of Preferred Stock and all current and future holders of Common Stock (assuming conversion of Preferred Stock and whether then held or subject to the exercise of options) shall be required to enter into an agreement with the Investors that provides that such stockholders will vote their shares in favor of a Deemed Liquidation Event or transaction in which 50% or more of the voting power of the Company is transferred and which is approved by the Board of Directors, the Requisite Holders and holders of a majority of the shares of Common Stock (collectively with the Requisite Holders, the "Electing Holders"), so long as the liability of each stockholder in such transaction is several (and not joint) and does not exceed the stockholder's pro rata portion of any claim and the consideration to be paid to the stockholders in such transaction will be allocated as if the consideration were the proceeds to be distributed to the Company's stockholders in a liquidation under the Company's then-current Charter, subject to customary limitations.

Series Seed-2 Preferred Stock

The amount of security authorized is 100,000 with a total of 0 outstanding.

Voting Rights

The Series Seed Preferred shall vote together with the Common Stock on an as-converted basis, and not as a separate class, except (i) so long as 25% of the shares of Series Seed Preferred issued in the transaction are outstanding, the Series Seed Preferred as a separate class shall be entitled to elect two (2) members of the Board of Directors (each, a "Preferred Director"), one of whom shall be appointed by ISAV and the other by the other Investor (in each case, so long as the relevant party holds at least 25% of the shares of Series Seed Preferred issued to it in the transaction), (ii) as required by law, and (iii) as provided in "Protective Provisions" below. The Company's Charter will provide that the number of authorized shares of Common Stock may be increased or decreased with the approval of a majority of the Preferred and Common Stock, voting together as a single class, and without a separate class vote by the Common Stock.

Material Rights

Dividends:

The Series Seed Preferred will carry an annual 4% cumulative dividend payable as and if declared by the Board of Directors, which shall begin to accrue on the first anniversary of the Initial Closing.

Liquidation Preference:

In the event of any liquidation, dissolution or winding up of the Company, the proceeds shall be paid as outlined in Exhibit F

Protective Provisions:

So long as 25% shares of Series Seed Preferred issued in the transaction are outstanding, in addition to any other vote or approval required under the Company's Charter or Bylaws, the Company will not, without the written consent of the Requisite Holders, either directly or by amendment, merger, consolidation, recapitalization, reclassification, or otherwise take certain action as outlined in Exhibit F.

Optional Conversion:

The Series Seed Preferred initially converts 1:1 to Common Stock at any time at option of holder, subject to adjustments for stock dividends, splits, combinations and similar events and as described in Exhibit F.

Anti-dilution Provisions:

In the event that the Company issues additional securities at a purchase price less than the current Series Seed Preferred conversion price, such conversion price shall be adjusted in accordance with provisions in Exhibit F.

Mandatory Conversion:

Each share of Series Seed Preferred will automatically be converted into Common Stock at the then applicable conversion rate (i) in the event of the closing of a firm commitment underwritten public offering with a price of 5 times the Original Purchase Price (subject to adjustments for stock dividends, splits, combinations and similar events) and gross proceeds to the Company of not less than $50,000,000 (a "QPO"), or (ii) upon the written consent of the Requisite Holders.

Right of First Refusal/Right of Co-Sale (Take-Me-Along):

Company first and then, second, Founders and, third, Major Investors will have a right of first refusal with respect to any shares of capital stock of the Company proposed to be transferred by current and future employees holding 1% or more of Company Common Stock (assuming conversion of Preferred Stock and whether then held or subject to the exercise of options), with a right of oversubscription for Major Investors and Founders of shares unsubscribed by the other Major Investors and Founders, subject to customary exceptions for estate planning. Before any such person may sell Common Stock, he will give the Major Investors and Founders an opportunity to participate in such sale on a basis proportionate to the amount of securities held by the seller and those held by the participating Major Investors and Founders, subject to customary exceptions for estate planning and other de minimis transfers.

VOTING AGREEMENT

Drag Along:

Holders of Preferred Stock and all current and future holders of Common Stock (assuming conversion of Preferred Stock and whether then held or subject to the exercise of options) shall be required to enter into an agreement with the Investors that provides that such stockholders will vote their shares in favor of a Deemed Liquidation Event or transaction in which 50% or more of the voting power of the Company is transferred and which is approved by the Board of Directors, the Requisite Holders and holders of a majority of the shares of Common Stock (collectively with the Requisite Holders, the "Electing Holders"), so long as the liability of each stockholder in such transaction is several (and not joint) and does not exceed the stockholder's pro rata portion of any claim and the consideration to be paid to the stockholders in such transaction will be allocated as if the consideration were the proceeds to be distributed to the Company's stockholders in a liquidation under the Company's then-current Charter, subject to customary limitations.

Series Seed-3 Preferred Stock

The amount of security authorized is 50,000 with a total of 0 outstanding.

Voting Rights

The Series Seed Preferred shall vote together with the Common Stock on an as-converted basis, and not as a separate class, except (i) so long as 25% of the shares of Series Seed Preferred issued in the transaction are outstanding, the Series Seed Preferred as a separate class shall be entitled to elect two (2) members of the Board of Directors (each, a "Preferred Director"), one of whom shall be appointed by ISAV and the other by the other Investor (in each case, so long as the relevant party holds at least 25% of the shares of Series Seed Preferred issued to it in the transaction), (ii) as required by law, and (iii) as provided in "Protective Provisions" below. The Company's Charter will provide that the number of authorized shares of Common Stock may be increased or decreased with the approval of a majority of the Preferred and Common Stock, voting together as a single class, and without a separate class vote by the Common Stock.

Material Rights

Dividends:

The Series Seed Preferred will carry an annual 4% cumulative dividend payable as and if declared by the Board of Directors, which shall begin to accrue on the first anniversary of the Initial Closing.

Liquidation Preference:

In the event of any liquidation, dissolution or winding up of the Company, the proceeds shall be paid as outlined in Exhibit F

Protective Provisions:

So long as 25% shares of Series Seed Preferred issued in the transaction are outstanding, in addition to any other vote or approval required under the Company's Charter or Bylaws, the Company will not, without the written consent of the Requisite Holders, either directly or by amendment, merger, consolidation, recapitalization, reclassification, or otherwise take certain action as outlined in Exhibit F.

Optional Conversion:

The Series Seed Preferred initially converts 1:1 to Common Stock at any time at option of holder, subject to adjustments for stock dividends, splits, combinations and similar events and as described in Exhibit F.

Anti-dilution Provisions:

In the event that the Company issues additional securities at a purchase price less than the current Series Seed Preferred conversion price, such conversion price shall be adjusted in accordance with provisions in Exhibit F.

Mandatory Conversion:

Each share of Series Seed Preferred will automatically be converted into Common Stock at the then applicable conversion rate (i) in the event of the closing of a firm commitment underwritten public offering with a price of 5 times the Original Purchase Price (subject to adjustments for stock dividends, splits, combinations and similar events) and gross proceeds to the Company of not less than $50,000,000 (a "QPO"), or (ii) upon the written consent of the Requisite Holders.

Right of First Refusal/Right of Co-Sale (Take-Me-Along):

Company first and then, second, Founders and, third, Major Investors will have a right of first refusal with respect to any shares of capital stock of the Company proposed to be transferred by current and future employees holding 1% or more of Company Common Stock (assuming conversion of Preferred Stock and whether then held or subject to the exercise of options), with a right of oversubscription for Major Investors and Founders of shares unsubscribed by the other Major Investors and Founders, subject to customary exceptions for estate planning. Before any such person may sell Common Stock, he will give the Major Investors and Founders an opportunity to participate in such sale on a basis proportionate to the amount of securities held by the seller and those held by the participating Major Investors and Founders, subject to customary exceptions for estate planning and other de minimis transfers.

VOTING AGREEMENT

Drag Along:

Holders of Preferred Stock and all current and future holders of Common Stock (assuming conversion of Preferred Stock and whether then held or subject to the exercise of options) shall be required to enter into an agreement with the Investors that provides that such stockholders will vote their shares in favor of a Deemed Liquidation Event or transaction in which 50% or more of the voting power of the Company is transferred and which is approved by the Board of Directors, the Requisite Holders and holders of a majority of the shares of Common Stock (collectively with the Requisite Holders, the "Electing Holders"), so long as the liability of each stockholder in such transaction is several (and not joint) and does not exceed the stockholder's pro rata portion of any claim and the consideration to be paid to the stockholders in such transaction will be allocated as if the consideration were the proceeds to be distributed to the Company's stockholders in a liquidation under the Company's then-current Charter, subject to customary limitations.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the solar, shipping and packaging, and/or logistics industries. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current services are variants on one type of service, providing reusable packaging, shipping and logistics. Our revenues are therefore dependent upon the market for reusable packaging, shipping and logistics. Developing new products and technologies entails significant risks and uncertainties We are currently in the product testing stage and have currently only manufactured a limited quantity of PVpallets. Delays or cost overruns in the development of our PVpallet and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace. It is possible that our products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We are an early stage company and have not yet generated any profits PVpallet, Inc. was formed on November 19, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. PVpallet, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next

3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that PVpallet is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such

positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks We may be vulnerable to cyber-attacks and hackers that may negatively impact the company. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on PVpallet, Inc. could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 16, 2023.

PVpallet, Inc.

By   /s/ *Philip Schwarz*

   Name: <u>PV Pallet</u>

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Philip Schwarz, the Co-Founder and CEO of PVpallet, Inc., hereby certify that the financial statements of PVpallet, Inc. and notes thereto for the periods 2020 and 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

PVPallet, Inc. has not yet filed its federal tax return for 2021. For the year 2020 the amounts reported on our tax returns were total income of $0; taxable income of $(15,897) and total tax of $0.

Form **8879-C**	**IRS e-file Signature Authorization for Form 1120**	OMB No. 1545-0123
Department of the Treasury Internal Revenue Service	For calendar year 2020, or tax year beginning NOV 19 , 2020, ending DEC 31 , 20 20 ▶ Do not send to the IRS. Keep for your records. ▶ Go to www.irs.gov/Form8879C for the latest information.	**2020**

Name of corporation	Employer identification number
PVPALLET, INC.	85-3993052

Part I   Tax Return Information   (Whole dollars only)

1 Total income (Form 1120, line 11)	**1**	
2 Taxable income (Form 1120, line 30)	**2**	-15,897.
3 Total tax (Form 1120, line 31)	**3**	
4 Amount owed (Form 1120, line 35)	**4**	
5 Overpayment (Form 1120, line 36)	**5**	

Part II   Declaration and Signature Authorization of Officer. Be sure to get a copy of the corporation's return

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 29th day of April, 2022.

_____ (Signature)

CEO _____ (Title)

4/29/2022 _____ (Date)

PVpallet, Inc.
Balance Sheet
As of December 31, 2021

	Jan - Dec 2020	Jan - Dec 2021
ASSETS		
Current Assets		
Bank Accounts		
1010 Alliant Bank	13,512.74	388,552.82
Total Bank Accounts	$ 13,512.74	$ 388,552.82
Other Current Assets		
1250 Due from Shareholders'	24.00	24.00
1260 Prepaid Expenses		12,744.31
Total Other Current Assets	$ 24.00	$ 12,768.31
Total Current Assets	$ 13,536.74	$ 401,321.13
Fixed Assets		
1300 Fixed Assets		0.00
1310 Custom Mold		1,063,407.34
Total 1300 Fixed Assets	$ -	$ 1,063,407.34
Total Fixed Assets	$ -	$ 1,063,407.34
Other Assets		
1580 Deferred Tax Assets	8,000.00	8,000.00
Total Other Assets	$ 8,000.00	$ 8,000.00
TOTAL ASSETS	$ 21,536.74	$ 1,472,728.47
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2010 Accounts Payable (A/P)		96,283.52
Total Accounts Payable	$ -	$ 96,283.52
Credit Cards		
2100 Capital One	90.22	5,441.85
Total Credit Cards	$ 90.22	$ 5,441.85
Other Current Liabilities		
2300 N/P Sun Power LLC		490,000.00
2900 Accrued Interest		14,337.43
2910 Accrued Payroll	7,351.60	0.00
2930 Accrued Expenses	11,740.63	8,012.69
2940 Due to Sun Power LLC	19,970.00	63,521.55
Total Other Current Liabilities	$ 39,062.23	$ 575,871.67
Total Current Liabilities	$ 39,152.45	$ 677,597.04
Total Liabilities	$ 39,152.45	$ 677,597.04
Equity		
3040 Capital Stock		0.00
3041 Common Stock	54.00	55.56
3045 Series Seed - 1 Preferred Stock		14.28

3046 Additional Paid in Capital				1,516,894.41
3030 Stock Issuance Costs				(84,667.75)
Total 3046 Additional Paid in Capital	$	-	$	1,432,226.66
Total 3040 Capital Stock	$	54.00	$	1,432,296.50
3050 Retained Earnings				(17,669.71)
Net Income		(17,669.71)		(619,495.36)
Total Equity	$	(17,615.71)	$	795,131.43
TOTAL LIABILITIES AND EQUITY	$	21,536.74	$	1,472,728.47

PVpallet, Inc.
Profit and Loss
January 2020 - December 2021

	Jan - Dec 2020	Jan - Dec 2021	Total
Income			
Total Income		$	$ -
Gross Profit	$ -	$ -	$ -
Expenses			
6100 General Administrative Expenses			0.00
6105 Bank Charges & Fees	20.00	20.00	40.00
6120 Insurance		8,583.22	8,583.22
6130 Legal & Professional Services	2,000.00	104,973.87	106,973.87
6135 Meals & Entertainment		585.04	585.04
6140 Office Supplies & Software	401.23	8,536.44	8,937.67
6150 Payroll Expenses			0.00
6151 Payroll Tax	684.93	10,261.45	10,946.38
6153 Wages	6,666.67	121,549.15	128,215.82
6154 Workers Compensation		218.66	218.66
6156 Payroll Processing		931.05	931.05
Total 6150 Payroll Expenses	$ 7,351.60	$ 132,960.31	$ 140,311.91
6170 Rent & Lease		2,983.35	2,983.35
6180 Miscellaneous and Business Fees		2,250.50	2,250.50
6185 Travel		4,053.98	4,053.98
6190 Utilities		362.67	362.67
6195 Stock Based Compensation Expense		126,395.51	126,395.51
6196 Dues & subscriptions		350.00	350.00
Total 6100 General Administrative Expenses	$ 9,772.83	$ 392,054.89	$ 401,827.72
6200 Research and Development			0.00
6210 Prototypes		95,413.11	95,413.11
6215 Supplies	15,896.88	46,860.54	62,757.42
Total 6200 Research and Development	$ 15,896.88	$ 142,273.65	$ 158,170.53
6300 Sales & Marketing			0.00
6310 Advertising & Marketing		65,546.62	65,546.62
6320 Travel		4,681.94	4,681.94
6330 Meals & Enterainment		600.83	600.83
Total 6300 Sales & Marketing	$ -	$ 70,829.39	$ 70,829.39
Total Expenses	$ 25,669.71	$ 605,157.93	$ 630,827.64
Net Operating Income	$ (25,669.71)	$ (605,157.93)	$ (630,827.64)
Other Expenses			
7010 Interest Expense		14,337.43	14,337.43
7020 Income Tax Expense	(8,000.00)		(8,000.00)
Total Other Expenses	$ (8,000.00)	$ 14,337.43	$ 6,337.43
Net Other Income	$ 8,000.00	$ (14,337.43)	$ (6,337.43)
Net Income	$ (17,669.71)	$ (619,495.36)	$ (637,165.07)

PVpallet, Inc

Statement of Cash Flows

January 2020 - December 2021

	JAN - DEC 2020	JAN - DEC 2021	TOTAL
OPERATING ACTIVITIES			
Net Income	(17,669.71)	(619,495.36)	$ (637,165.07)
Adjustments to reconcile Net Income to Net Cash provided by operations:			$0.00
1250 Due from Shareholders'	(24.00)		$ (24.00)
1260 Prepaid Expenses		(12,744.31)	$ (12,744.31)
1580 Deferred Tax Assets	(8,000.00)		$ (8,000.00)
2010 Accounts Payable (A/P)		96,283.52	$96,283.52
2100 Capital One	90.22	5,351.63	$5,441.85
2900 Accrued Interest		14,337.43	$14,337.43
2910 Accrued Payroll	7,351.60	(7,351.60)	$0.00
2930 Accrued Expenses	11,740.63	(3,727.94)	$8,012.69
2940 Due to Sun Power LLC	19,970.00	43,551.55	$63,521.55
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	31,128.45	135,700.28	$166,828.73
Net cash provided by operating activities	$13,458.74	$ (483,795.08)	$ (470,336.34)
INVESTING ACTIVITIES			
1310 Fixed Assets:Custom Mold		(1,063,407.34)	$ (1,063,407.34)
Net cash provided by investing activities	$0.00	$ (1,063,407.34)	$ (1,063,407.34)
FINANCING ACTIVITIES			
2300 N/P Sun Power LLC		490,000.00	$490,000.00
3030 Capital Stock:Additional Paid in Capital:Stock Issuance Costs		(84,667.75)	$ (84,667.75)
3041 Capital Stock:Common Stock	54.00	1.56	$55.56
3045 Capital Stock:Series Seed - 1 Preferred Stock		14.28	$14.28
3046 Capital Stock:Additional Paid in Capital		1,516,894.41	$1,516,894.41
Net cash provided by financing activities	$54.00	$1,922,242.50	$1,922,296.50
NET CASH INCREASE FOR PERIOD	$13,512.74	$375,040.08	$388,552.82

PVPallet, Inc.
Statements of Stockholders' Equity
Inception to December 31, 2021

	Preferred Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount			
Inception	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founders stock	-	-	540,000	54	-	-	54
Net income (loss)	-	-	-	-	-	(17,670)	(17,670)
December 31, 2020	-	$ -	540,000	$ 54	$ -	$ (17,670)	$ (17,616)
Shares issued for cash, net of costs	142,857	14	-	-	965,181	-	965,195
Shares issued for cash, net of costs	-	-	15,621	2	340,650	-	340,652
Stock-based compensation	-	-	-	-	126,396	-	126,396
Net income (loss)	-	-	-	-	-	(619,495)	(619,495)
December 31, 2021	142,857	$ 14	555,621	$ 56	$ 1,432,227	$ (637,165)	$ 795,131

1.   **Summary of Significant Accounting**

The Company
PVPallet, Inc. (the "Company") was incorporated in the State of Delaware on November 19, 2020. The Company has developed the first shipping solution to revolutionize the way solar modules are handled and distributed. PVPallet improves efficiencies and reduces costs throughout the entire solar supply chain, from manufacturing, distribution, and installation to storage and waste disposal.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021 and 2020, the Company held no cash equivalents.

1.   **Summary of Significant Accounting Policies**

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a C Corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during 2020 and 2021. Net operating losses will be carried forward to reduce taxable income in future years. The Company has recorded a deferred tax asset, in the amount of $8,000 for the years ending December 31, 2021 and 2020. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware, Missouri and Iowa.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

PVPALLET, INC.
NOTES TO THE FINANCIAL
STATEMENT DECEMBER 31, 2021
and 2020

1. **Summary of Significant Accounting Policies**
    The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

1. **Summary of Significant Accounting Policies**

Fair Value of Financial Instruments (continued)
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with customers are satisfied. The Company will generate revenues by selling and leasing reusable pallets and other products. For the period ended December 31, 2021 and 2020, the Company did not have any contracts with customers.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The Company plans on adopting 2016-02 during 2022.

1.   **Summary of Significant Accounting Policies**
2.   **Commitments and Contingencies**

   The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its stockholders'.

3. **Due to Related Party**

The majority shareholder and one of the original founders of the Company, Sun Power LLC, loaned the Company $63,522 and $19,970, respectively, as of December 31, 2021 and 2020. The loan carries no interest, maturity date, minimum monthly payment, or collateral. Management intends to replay this amount within the next year.

4. *Related Party Loan Agreement*

The Company entered into an unsecured loan agreement for $490,000 in March 2021, with Sun Power LLC, one of the original founders of the Company. The loan carries a 4% interest rate. The loan is due in March 2022, with an option to renew and setup a payment plan then. Subsequent to December 31, 2021, and in conjunction with the stock buyback with Sun Power LLC noted in Footnote 6, the existing balance on the loan was merged into a new 10 year, unsecured term loan of $1,000,000 at 7% interest.

5. **Equity**

Common Stock

Under the articles of incorporation (Articles), as amended, the total number of common shares of stock that the Corporation shall have authority to issue is 5,000,000 shares, at $0.0001 par value per share. The holders of the common stock are entitled to one vote per share at all meetings of stockholders.

Preferred Stock

The Company's Articles also allow for the issuance of 292,857 voting shares of preferred stock with a par value of $0.0001 per share, of which 142,857 are designated as Series Seed-1 Preferred Stock, 100,000 designated at Series Seed-2 Preferred Stock, and 50,000 shares designated as Series Seed-3 Preferred Stock. The powers, privileges and rights, qualifications, and limitations of the preferred stockholders are defined in the Articles.

Series Seed-1Preferred Stock Purchase Agreement

In 2021, the Company entered into an agreement to raise $1,000,000 in exchange for 142,857 shares of preferred stock, which will be issued in three separate tranches. In May, during the first tranche, the Company raised $333,333, in exchange for issuing 47,619 shares at $7 per share. In July, during the second tranche, the Company raised $333,333, in exchange for issuing 47,619 shares at $7 per share. In September, during the third tranche, the Company raised $333,333, in exchange for issuing 47,619 shares at $7 per share.

6. **Subsequent Events**

At various times in 2022 and 2023, the Company raised approximately $1,050,000 in exchange for 117,855 shares of Series Seed-2 Preferred Stock. The Company expects to raise an additional $950,000 by the end of 2023 through sales of Series Seed-2 Preferred Stock.

In 2022, the Company issued 1,000 shares of restricted stock to advisor that will vest over a two-year period with a six-month cliff.

In 2022, the Company granted 54,000 stock options to employees with various vesting terms as defined in the agreements.

6.   Subsequent Events (continued)

In 2022, the Company received $420,000 in debt funding from local economic development
authorities with interest rates ranging from 0% to 3.5%, of which $175,000 is forgivable if certain conditions are met, as defined in the contract. The debt is secured by a $350,000 letter of credit with a bank.

In 2022, the Company obtained a $650,000 line of credit with a bank for working capital. The line carries interest at the Wall Street Journal prime rate plus 50 basis points, is secured by substantially all assets of the Company, and matures in December 2023. The Company's CEO has an unlimited personal guarantee.

In 2022, the Company purchased 160,000 shares of common stock from Sun Power LLC for approximately $535,000. The purchase was financed through an unsecured promissory note at 7% interest, due in December 2032. See additional note in Footnote 4.

The Company has evaluated subsequent events through May 10, 2023, the date through which the financial statements were available to be issued. It has been determined that no events require additional disclosure.

CERTIFICATION

I, Philip Schwarz, Principal Executive Officer of PVpallet, Inc., hereby certify that the financial statements of PVpallet, Inc. included in this Report are true and complete in all material respects.

Philip Schwarz

CEO